                                                                    EXHIBIT 99.3

                          SUPPLEMENTAL LIST RETURN CARD

NOTICE TO SHAREHOLDERS OF GEAC COMPUTER CORPORATION LIMITED

National Instrument 54-102 Interim Financial Statement and Report Exemption (the "Rule") exempts companies from having to deliver interim financial statements to their registered shareholders if the companies comply with the other requirements of the Rule and send interim financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental list for the receipt of these interim financial statements, you must complete and return the Supplemental List Return Card below.

The supplemental list will be updated each year and, therefore, a Supplemental List Return Card will be required from you annually in order for you to receive interim financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

TO: GEAC COMPUTER CORPORATION LIMITED (the "Corporation")
    Cusip # 368289-10-4 -- GACQ

   The undersigned certifies that he/she/it is the owner of securities of the Corporation, and requests that he/she/it be placed on the Corporation's Supplemental List in respect of its interim financial statements.

Name (please print)
Address
City/Province (or State)/Postal Code
Signature of shareholder, or if shareholder is a corporation,
signature of authorized signatory                                   Dated

PLEASE COMPLETE AND RETURN THIS DOCUMENT AS INDICATED BELOW. AS THE SUPPLEMENTAL LIST WILL BE UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED FROM YOU ANNUALLY IN ORDER FOR YOUR NAME TO REMAIN ON THE LIST.

Geac Computer Corporation Limited
Attention: Investor Relations
11 Allstate Parkway, Suite 300
Markham, Ontario
L3R 9T8

Facsimile: (905) 940-3722